September 29, 2025

Thomas C. Baker
Chief Financial Officer
PC Connection, Inc.
730 Milford Road
Merrimack , New Hampshire 03054

       Re: PC Connection, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Fiscal Period Ended June 30, 2025
           File No. 000-23827
Dear Thomas C. Baker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Period Ended June 30, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Summary of Sources and Uses of Cash, page 26

1. Your disclosure appears to discuss how reported operating cash was derived for each period, as already presented in the statement of cash flows. Rather, your disclosure should be a comparative analysis of the change from period to period in the reported amount of operating cash flows. Refer to Item 303(b) and (c) of Regulation S-K.
       Please revise as appropriate.
 September 29, 2025
Page 2
Form 10-K for the Fiscal Year Ended December 31, 2024
Item 2. Properties, page 27

2. You disclose the two Merrimack leases with a related party have expired and you continue to occupy the facilities. You state you continue to pay rent and other associated costs for these facilities. Please tell us whether you continue to record these facilities as leases in your financial statements and disclose your intention to enter into new leases for them. Also, tell us where cash paid for these facilities is reported, similar to amounts reported in note 7 for cash paid in the measurement of lease liabilities and capitalized leases. Further, tell us whether amounts for these facilities are reflected in the schedule of future lease payments and the ROU asset/lease liability balances in note 7.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Year-Over-Year Comparisons
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Gross profit, page 34

3. You discuss increases in gross profit and/or gross margin in terms of the amount of software sales recognized on a net basis and/or improved invoice margins. Please explain to us and disclose why and how software sales recognized on a net basis positively impact gross profit and gross margin and the basis for improved invoice margins. Compare and contrast your reference here to product sales to your disclosures on pages 30 and 31 that service offerings carry higher margins than traditional product sales and service revenues have higher margins but neither is identified here as contributing to improved gross profit/margins. Also, we note cost of sales appears to be material to your results of operations. In this regard, for each segment, discuss and quantify the extent changes in cost of sales impact gross profit and gross margin. In your revised disclosure, discuss and quantify the significant components of costs of sales, to the extent material. Refer to Item 303(b) and (2)(i)
       and (2)(iii) (relative to improved invoice margins, if applicable) therein.
 September 29, 2025
Page 3
Consolidated Statements of Income, page F-5

4. Please explain to us why you do not separately present revenue from services and cost of services pursuant to Rule 5-03(b)1(d) and 2(d) of Regulation S-X.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services